December 6, 2024

Sean Saint
Chief Executive Officer
Beta Bionics, Inc.
11 Hughes
Irvine, CA 92618

       Re: Beta Bionics, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted November 25, 2024
           CIK No. 0001674632
Dear Sean Saint:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 6, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Prospectus Summary
Commercial Opportunity and Strategy, page 3

1.     We note your response to comment 3, including your disclosure that you estimate
          that the current dollar value of the insulin pump market for people with T1D in the
       United States is approximately $2 billion    and that the    U.S.
patient population would
       be valued at approximately $4 billion, assuming current users of MDI fully converted
       to pumps instead, and at current pump pricing levels.    Please revise
or provide an
       analysis explaining the reasonableness of the assumption that all current users of MDI will be fully converted to pumps in your $4 Billion Total Addressable Market
 December 6, 2024
Page 2

       estimate. You state that "In the past, people with T1D have shown willingness to quickly adopt new technologies when the value proposition was far superior to previously available options" and that "CGMs have been adopted by an estimated
       70% of people with T1D in the United States." In your discussion, further describe your bases for this assumption in light of various factors, including your current competitive position and the current adoption rates.
Risk Factors
We are subject to a post-market surveillance order issued by the FDA for our iLet. If the FDA determines that our iLet does not perform..., page 36

2. We note your response to comment 6. Please revise your summary to discuss the post-
       market surveillance order.
We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations, and rules..., page 61

3. We note your response to comment 7. Please revise to discuss whether you have any processes in place to safeguard sensitive information that might be used in connection with your algorithms, including in the future, to train potential AI/ML models.
Development and Commercial Agreement, page 178

4.     Please disclose here whether each of the development and
commercialization terms
       under the related agreement is exclusive to each party. We note disclosure on page 47 that your development agreement with DexCom provides you with non-exclusive
       licenses to integrate the currently available generation of DexCom   s
iCGM
       technology with the iLet.
       Please contact Julie Sherman at 202-551-3640 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Carlos Ramirez, Esq.